UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Electromed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

285409 108
(CUSIP Number)

Stephen H. Craney 25340 Sandpiper Lane Winona, MN 55987 507-458-5234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409 108

1		names of reporting persons
Stephen H. Craney
2	check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐

3		sec use only

4		source of funds (see instructions)
N/A
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6		citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
465,730
	8	shared voting power
0
	9	sole dispositive power
465,730
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
465,730
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	☐

13		percent of class represented by amount in row (11)
5.7% (1)
14		type of reporting person (see instructions)
IN

(1) The percentage is based upon 8,114,252 shares of common stock outstanding as of May 9, 2014, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2014.

2

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the Common Stock of Electromed, Inc. (the “Company”), 500 Sixth Avenue NW, New Prague, MN 56071.

Item 2.	Identity and Background.

(a) The person filing this Schedule is Stephen H. Craney (the “Reporting Person”).

(b) Residence or business address: 25340 Sandpiper Lane, Winona, MN 55987.

(c) Principal occupation: The Reporting Person is an entrepreneur and currently works for Riverside Electronics Ltd., 1 Riverside Drive, Lewiston, Minnesota 55952.

(d) Criminal proceedings: None

(e) The Reporting Person has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule is being filed as a result of the acquisition of Common Stock as the result of a default on a promissory note by a third party. Mr. Craney acquired 100,000 shares of Common Stock previously held by the third party in accordance with the terms of a pledge agreement.

Item 4.	Purpose of Transaction.

This Schedule is being filed as a result of the acquisition of Common Stock as the result of a default on a promissory note by a third party. The Reporting Person acquired 100,000 shares of Common Stock previously held by the third party in accordance with the terms of a pledge agreement. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by her, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

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	(b)	The Reporting Person has sole voting and dispositive power over 465,730 shares of Common Stock.

	(c)	From sixty days prior to February 10, 2014 until the date of filing hereof, the following transactions occurred: On February 10, 2014, the Reporting Person acquired 100,000 shares of Common Stock previously held by the third party in accordance with the terms of a pledge agreement.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 10, 2014

/s/ Stephen H. Craney
Stephen H. Craney

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